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PATRICK C. LORD patrick.lord@dechert.com +1 215 994 2187 Direct +1 215 994 2222 Fax

March 29, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0610

100 F Street, NE

Washington, D.C. 20549

ATTN: Jeffrey Riedler and John L. Krug

Re:	Genaera Corporation

Preliminary Proxy Statement filed March 21, 2006

File No. 0-19651

Dear Mr. Riedler:

On behalf of Genaera Corporation (“Genaera”), we respond to the comments raised by you in your letter dated as of this date to John A. Skolas. For your convenience, your comments are included in this letter and are followed by the applicable response from Genaera. Pursuant to a conversation today with John Krug, in lieu of filing an amendment to Genaera’s Preliminary Proxy Statement, changes to the Preliminary Proxy Statement are described herein.

We understand that the purpose of the Staff’s review process is to assist in compliance with the applicable disclosure requirements and to enhance the overall disclosure in Genaera’s filings. We appreciate your time and attention to this matter. We welcome any questions you may have about our responses. Feel free to call me at the telephone number listed at the end of this letter with any comments, questions or concerns.

1.	Proposal 2. Approval of increase in number of authorized shares of common stock

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in number of authorized shares.

RESPONSE 1:

Genaera accepts the Staff’s comment and will amend the proxy statement incorporating the following statement which shall be added to the beginning of the third paragraph of

Dechert LLP	United States Securities and Exchange Commission Division of Corporation Finance

Proposal 2: “At this time, Genaera does not have any plans, commitments, arrangements, understandings or agreements regarding the issuance of common stock subsequent to the increase of the authorized shares.”

As discussed with Mr. Krug, Genaera intends to file its definitive proxy statement on March 31, 2006. If you have any questions, please feel free to contact the undersigned at 215.994.2187. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Patrick C. Lord
Patrick C. Lord